SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BITAUTO HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, Par Value US$0.00004 Per Share1

(Title of Class of Securities)

091727 1072

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Not for trading, but only in connection with the registration of American Depositary Shares each representing one Ordinary Share.
[2]	This CUSIP number applies to the Issuer’s American Depositary Shares.

1	Name of Reporting Person LC Fund II I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,056,235 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,056,235 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,056,235 ordinary shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 9.9%[1]
12	Type of Reporting Person CO

[1]

Based on 40,885,884 outstanding ordinary shares as of December 31, 2011, which excludes (i) 300,000 American depositary shares representing 300,000 ordinary shares held by our company in anticipation of potential future option exercise by our employees, and (ii) 455,006 American depositary shares representing 455,006 ordinary shares that were repurchased by our company in the open market in 2011 and are held by our company.

1	Name of Reporting Person Right Lane Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,056,235 ordinary shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,056,235 ordinary shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,056,235 ordinary shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 9.9%[1]
12	Type of Reporting Person CO

[1]

Based on 40,885,884 outstanding ordinary shares as of December 31, 2011, which excludes (i) 300,000 American depositary shares representing 300,000 ordinary shares held by our company in anticipation of potential future option exercise by our employees, and (ii) 455,006 American depositary shares representing 455,006 ordinary shares that were repurchased by our company in the open market in 2011 and are held by our company.

1	Name of Reporting Person Legend Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,056,235 ordinary shares
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,056,235 ordinary shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,056,235 ordinary shares
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent Of Class Represented By Amount In Row 9 9.9%[1]
12	Type of Reporting Person CO

[1]

Based on 40,885,884 outstanding ordinary shares as of December 31, 2011, which excludes (i) 300,000 American depositary shares representing 300,000 ordinary shares held by our company in anticipation of potential future option exercise by our employees, and (ii) 455,006 American depositary shares representing 455,006 ordinary shares that were repurchased by our company in the open market in 2011 and are held by our company.

Item 1	(a).	Name of Issuer:

Bitauto Holdings Limited

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

New Century Hotel Office Tower, 6/F No. 6 South Capital Stadium Road Beijing, 100044 The People’s Republic of China

Item 2	(a).	Name of Person Filing:

LC Fund II Right Lane Limited Legend Holdings Limited

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

LC Fund II: 10/F, Tower A, Raycom InfoTech Park No. 2 Kexueyuan Nanlu, Zhongguancun Haidian District, Beijing 100080 The People’s Republic of China

Right Lane Limited: Suites 2701-03, One Exchange Square, Central, Hong Kong

Legend Holdings Limited: 10/F, Tower A, Raycom InfoTech Park No. 2 Kexueyuan Nanlu, Zhongguancun Haidian District, Beijing 100080 The People’s Republic of China

Item 2	(c)	Citizenship:

LC Fund II is a Cayman Islands company; Right Lane Limited is a Hong Kong company; and Legend Holdings Limited is a PRC company.

Item 2	(d).	Title of Class of Securities:

Ordinary shares, par value $0.00004 per share

Item 2	(e).	CUSIP Number:

091727 107 This CUSIP number applies to the issuer’s American Depositary Shares, each representing one (1) ordinary share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is:

Not applicable

Item 4.	Ownership:

The information required by Items 4(a)–(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

LC Fund II is the record owner of 4,056,235 ordinary shares of the Issuer. LC Fund II is 63.46% owned by Right Lane Limited, which is wholly owned by Legend Holdings Limited. Right Lane Limited and Legend Holdings Limited may be deemed to beneficially own all of ordinary shares beneficially owned by LC Fund II in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

LC Fund II	By: /s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

Right Lane Limited	By: /s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

Legend Holdings Limited	By: /s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement